Exhibit 4.6

10 December 2025

Barclays
European Loans Agency
1 Churchill Place
London
E14 5HP

For the attention of Aliraza Moledina, European Loans Agency

Vodafone Group Plc - EUR 3,840,000,000 (as increased to EUR 4,050,000,000) Credit Agreement originally dated 28 March 2014 and as amended pursuant to an amendment agreement dated 8 February 2024 (the "Agreement").

Included within Section 6 of the Agreement referenced above are Extension Options. Under the Second Extension Option, and having previously extended the Final Maturity to the Sixth Anniversary, Vodafone may give notice to the Facility Agent before the second anniversary that it requests that the Final Maturity Date be extended for a further period of one year i.e. extend the Final Maturity Date of 8 February 2030 to 8 February 2031.

Please accept this letter as confirmation that Vodafone wishes to apply for such a one-year extension in accordance with Section 6 of the Agreement. In your role as Facility Agent please can you communicate this request to all Lenders and collate the Lender responses by Friday 16 January 2026.

If you have any questions or require clarification, please do not hesitate to contact Charles Croft, Treasury Executive.

Yours faithfully,

Jamie Stead

Group Treasury Director

Vodafone Group Plc
1 Kingdom Street, Paddington Central
London, W2 6BY, United Kingdom

T +44 (0) 1635 33251
F +44 (0) 1635 238 080
vodafone.com

Registered office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, Registered in England No. 01833679

C2 General